

# Investor Presentation
# Office Depot, Inc.
# August 2, 2013

# Overview of Starboard Value LP

- Starboard Value LP is a deep value oriented investment firm that specializes in investing in underperforming companies and analyzing alternative strategies to unlock value for the benefit of all shareholders.

  - Our approach to investment research begins with a deep fundamental understanding of a company's businesses, end markets, and competitive positioning.

  - We compile information from a variety of publicly available sources, including our own primary research, as well as interviews with industry executives, consultants, customers, partners, competitors, and other investors.

  - We evaluate each company with an open mind and welcome constructive discussions with management regarding corporate strategy and their vision for the future.

- Starboard has been making active investments in public companies for over ten years.

  - We generate returns through an increase in shareholder value at our portfolio companies.

  - Our interests are therefore directly aligned with those of all shareholders.

- Over the past ten years, Starboard has added or replaced approximately 106 corporate directors on approximately 38 corporate boards.[1]

  - We understand the requirements of public board service and how to be effective in the boardroom while remaining professional and constructive.

- Although it is difficult to quantify the direct impact of change in board composition on stock price performance, in our experience it has had a material positive impact. According to 13D Monitor, a leading independent research provider on shareholder activism:

  - *"Starboard's average return on a 13D filing is 22.2% (versus an average of 5.0% for the S&P500 during the same time periods). However, when they have received a board seat, their average 13D return has been 27.8% versus 8.4% for the S&P500."* [2]

(1) Includes investments that Starboard's investment team managed while at Starboard's predecessor, Ramius Value and Opportunity Master Fund, Ltd
(2) Statistics from 13D Monitor as of April 18, 2013. Past performance is not indicative of future results and no representation is being made herein that any investment will or is likely to achieve returns in line with historical data.

STARBOARD VALUE®

# Why We Are Involved with Office Depot

- We first invested in Office Depot ("ODP" or the "Company") in July 2012 because our research indicated that an opportunity existed to create significant value for Office Depot shareholders based on actions within the control of management and the Board of Directors (the "Board").

- Office Depot's performance has been terrible over the past several years, across almost any measure:

  - **Stock price performance has been terrible**: Prior to Starboard's first public letter on September 17, 2012, ODP's stock price had materially underperformed both the broader equity markets, its Peer Group, and its direct office supply superstore ("OSS") competitors – Staples and OfficeMax – over almost any measurement period.

  - **Operating performance has been abysmal**:

    - Office Depot's retail comp sales and sales per square foot have declined dramatically and more than its peers.

    - Despite a massive revenue decline of $4.8 billion from 2007 to 2012, total G&A expense actually increased, causing EBITDA margins to decline from 5.4% to 3.1% over the same time period.

    - Office Depot's revenue growth, market share trends, and retail comp sales have all been poor relative to both Staples and OfficeMax.

  - **Operating margins are among the worst in the retail sector**: Office Depot's operating margins are the worst among its OSS peers and some of the worst in the entire retail industry.

  - **The poor results are not getting any better**: In the first half of fiscal 2013 alone, same store sales continued to decline by 4%-5%, resulting in adjusted operating margins of only 0.4% and an operating loss for the second quarter.

- We are the largest shareholder of Office Depot, with an ownership stake of 14.6% of the Company. We are highly incentivized to increase value for all shareholders and have a much greater economic motivation to protect and create long-term shareholder value than the incumbent independent directors.

- We only want what is best for Office Depot and its shareholders, which includes improving the Company's ongoing operating performance, and transforming the business so that it can compete successfully.

**We are conducting this election contest now during the pendency of the OfficeMax Merger because we strongly believe it is in all shareholders' best interests to reconstitute the Board with new, highly qualified directors that have the requisite skill-sets and experience to dramatically improve the operations of the business and transform the Company for the future, whether as a stand-alone or merged company.**

Source: ODP SEC filings, Capital IQ, Bloomberg.

STARBOARD VALUE®

# It Is a Critical Time for the Future of Office Depot

**While we have continued to push for, and be supportive of, the OfficeMax Merger, we believe the transaction puts Office Depot at a critical juncture.**

- Now more than ever, Office Depot **NEEDS** a well-qualified, committed Board to protect the interests of shareholders.

- While we hope and expect the deal with OfficeMax will ultimately be consummated, it is subject to antitrust approval, and therefore, Office Depot is still a stand-alone company that must be prepared to face either outcome – merged or standalone.

- Given the significant deterioration in the profitability of the Company and destruction in value under the watch of the current Board, shareholders cannot afford to simply continue with the status quo and hope for improved results down the road, if and only if, the Company is merged.

- Instead, shareholders need a Board that is capable of overseeing the Company regardless of whether the deal with OfficeMax is ultimately consummated.

- By adding highly qualified director candidates that have the requisite skills to immediately improve the current operating performance of the business today, Office Depot can be in the best position to succeed on a stand-alone basis if the merger is not consummated and also be in the best position to maximize the long-term synergies with OfficeMax if the merger is consummated.

- In addition, if the merger is ultimately consummated, Office Depot will need a highly qualified Board to immediately:

    - Work with OfficeMax to conduct a formal process to identify and select a CEO of the combined company; and

    - Designate five Board members to a combined ten person Office Depot / OfficeMax Board (not including the new CEO)

- Therefore, improving the Board at the 2013 Annual Meeting (the "Annual Meeting") provides shareholders with the best chance of success in either scenario. If the OfficeMax Merger closes, then the Board will have higher quality candidates from which to choose directors for the pro forma Board to oversee the execution of the OfficeMax Merger. If the OfficeMax Merger does not close for any reason, then the Board will be upgraded with new directors who are truly capable of improving the operating performance of the Company.

**Regardless of the outcome of the merger, Office Depot needs a newly reconstituted Board that possesses the appropriate skill-sets to oversee a turnaround of the Company with the goal of substantially improving operating performance.**

# It Is a Critical Time for the Future of Office Depot

**If the OfficeMax Merger closes, the new Board will be tasked with transforming the Company for the future.**

- If the OfficeMax Merger closes, the pro forma Board will be tasked with developing the long-term plan of the combined company, including:

    - Overseeing the integration of two large companies with combined revenue of over $17 billion.

    - Helping to identify and retain a new management team made up of some existing executives from each company as well as some entirely new people.

    - Examining which retail locations should be kept versus exited.

    - Developing a new business strategy to make the combined company a viable and ultimately successful company over the long term.

- The current Board has not proven capable of overseeing a stand-alone Office Depot, as evidenced by the continued poor operating performance and massive destruction in value at the Company, let alone executing on any of the incredibly important decisions noted above that will determine the future of the Company.

- It is therefore critically important that the Board be improved with new directors that have the necessary operating and retail experience to oversee a complete transformation of Office Depot.


**Shareholders need to be comfortable that the operating performance and value of Office Depot will be significantly improved either as a stand-alone company if the deal is not consummated or as a merged company if the deal ultimately closes.**

STARBOARD VALUE®

5

# Change is Necessary at This Critical Time for Office Depot

Now more than ever, shareholders **<u>require and deserve</u>** well-qualified and committed representation in the boardroom for the following reasons:

- To substantially improve the disastrous operating performance that has persisted under the watch of the current Board.

- To ensure that key decisions during the pendency of the OfficeMax Merger, including the selection of the new CEO for the combined company, are properly overseen, unlike the questionable CEO search process conducted by the Board in 2010 that resulted in the appointment of a CEO with little to no background in retail.

- To ensure that the five directors designated to the combined company board are the most qualified candidates with the most retail operating experience and relevant expertise.

  - Notably, only two of the ten current Board members have any relevant retail operating experience outside of Office Depot, and none of the four incumbent directors we are seeking to replace have any relevant retail operating experience.

- To greatly improve the Company's troubling corporate governance practices and ensure that all future decisions are made with the best interests of all shareholders as the primary objective. In the past year alone, the current Board has:

  - Adopted an entrenching 15% "Poison Pill" in direct response to our involvement at the Company.

  - Unnecessarily delayed the 2013 Annual Meeting.

  - Failed to address concerns around the Company's compensation practices and board structure.

**<span style="color:red">We believe it is Clear that the Current Board Has Failed in its Oversight of the Company and that Shareholders Deserve and Require Board Representatives Who Are Not Only Incredibly Well-Qualified and Experienced, But Who Are Committed to Holding Management Accountable.</span>**

STARBOARD VALUE®

# Our Nominees Are Vastly More Qualified Than the Four Incumbent Directors We Are Seeking to Replace

**Through an exhaustive search process, we identified and nominated a slate of four candidates with exceptional and relevant credentials, including:**

- **Cynthia Jamison** – Lead director of Tractor Supply Company and former CFO and COO of a number of highly successful turnarounds. She also served on the boards of directors of Cellu Tissue Holdings and Horizon Organic Holding Corp. before both companies were sold at high premiums to their market prices.

- **Robert Nardelli** – Former CEO of Chrysler and Home Depot, and former CEO of GE Power Systems and GE Transportation Systems. Also former Board member of Coca-Cola Company. While at Home Depot, revenues and net earnings doubled, 1,000 new stores were opened and 135,000 new jobs were added.

- **Jeffrey Smith** – Co-Founder and CEO of Starboard Value, the largest shareholder of Office Depot. Mr. Smith has extensive public company board experience and has overseen several highly successful turnarounds and transformations of companies as a board member.

- **Joe Vassalluzzo** – Former Vice Chairman of Staples, the largest Office Supply Company in the world. Currently Chairman of the board of Federal Realty, one of the most successful retail REITS. Currently operates a retail consulting business and serves on a number of public company boards of directors.

  <u>Each of our nominees is uniquely qualified to oversee and govern Office Depot and has the skill-set necessary to substantially improve the Company's operating performance and enhance value.</u>

**All four of the incumbent directors we are looking to replace lack relevant retail operating experience:**

- **Thomas Colligan** – No relevant retail operating experience. During the period from the time Mr. Colligan joined the Board until our initial 13D filing, Office Depot's stock price declined by 63%. Overall, since joining the Board, the Company's stock price has declined by 36%, as of July 19, 2013.

- **Marsha Evans** – No relevant retail operating experience. During the period from the time Ms. Evans joined the Board until our initial 13D filing, Office Depot's stock price declined by 93%. Overall, since Ms. Evans joined the Board, the Company's stock price has declined by 88%, as of July 19, 2013.

- **Eugene Fife** – No relevant retail operating experience. As a senior advisor to BC Partners, we question the Board's decision to re-nominate Mr. Fife when Office Depot is no longer obligated to provide BC Partners with three board designees. Why didn't the Board seek to replace Mr. Fife with a truly independent Board member with excellent qualifications and relevant retail experience?

- **Scott Hedrick** – Has served on the Board for more than 20 years despite not having any relevant retail operating experience. Over his tenure, Office Depot went from one of the leading office supply companies to the worst performing office supply company. During the period from the time Mr. Hedrick joined the Board in April 1991 until our initial 13D filing, Office Depot's stock price declined by 42%. Overall, since Mr. Hedrick joined the Board, the Company's stock price has modestly increased by just 3%, as of July 19, 2013, an underperformance compared to the S&P of 619%.

**Supporting Our Highly Qualified Nominees Will Change a Minority of the Board That Collectively Lacks Relevant Experience and Will Provide a Mandate to Improve Operating Performance and Enhance Shareholder Value.**

STARBOARD**V**ALUE®

# Our Nominees Have a Superior Plan to Successfully Transform Office Depot and Enhance Value Either as a Stand-Alone or Merged Company

- Over the past nine months, Starboard and our Nominees have been working closely with one of the world's leading restructuring firms that we engaged to assist us in developing a comprehensive operational plan to successfully transform Office Depot.

- We separately filed a 100+ page White Paper Presentation, entitled "Transforming Office Depot: A Plan for Renewal and Reinvigoration," with the SEC on August 2, 2013. This White Paper Presentation discloses the details of this plan for the benefit of all shareholders. Specifically, this plan sets forth the following opportunities to dramatically improve the Company's languishing operating performance and failed strategies:

  - Re-aligning operating expenses (G&A, advertising, etc.) to best-in-class levels

  - Optimizing distribution

  - Rationalizing SKU count and supply base

  - Increasing service extensions and becoming a solutions provider

  - Changing customer mix

  - Improving the website experience to increase site traffic and conversion to sales while lowering operating costs

  - Driving new engagement models

- **In total, our detailed presentation outlines how we believe Office Depot, as a stand-alone company, can improve its current operating margins from 0.9% to 7.3%, representing an improvement of over $650 million.**

- We believe that the same opportunities highlighted in the presentation are applicable to OfficeMax's business and, if successfully executed on, would substantially increase the potential synergies in the Merger.

<span style="color:red">**We are confident that our four nominees have the experience necessary to oversee a plan to substantially improve value for the benefit of all Office Depot Shareholders, whether or not the OfficeMax Merger is consummated.**</span>

STARBOARD VALUE®

# Starboard's Involvement Has Yielded Positive Results for Shareholders

- Our involvement in Office Depot over the past 11 months since we filed our initial Schedule 13D in September 2012 has been constructive and has yielded positive benefits for all shareholders.

- Through five public letters and numerous private communications with certain members of management and the Board, we have demonstrated the causes for our serious concerns and have clearly articulated many of our views on how to improve value for shareholders.

- During this time, and we believe largely in response to our involvement, the Company has:

  - Agreed to sell its 50% joint venture interest in Office Depot de Mexico (the "JV Interest") to Grupo Gigante S.A.B. de C.V. ("Gigante") for approximately $690 million.

  - Committed to deliver approximately $300 million in adjusted operating profit by 2015 through cost reduction and margin improvement (although it appears the company may already be backing off this target in several meetings with shareholders).

  - Announced a merger agreement with OfficeMax that is expected to create a stronger, more efficient competitor and generate annual synergies of at least $400 million to $600 million and significantly improved cash flows.

- Since our first public letter on September 17, 2012, Office Depot's stock price has appreciated by 75%, outperforming the S&P 500 by 52% over that timeframe. We believe the increase in Office Depot's stock price is in large part attributable to Starboard's involvement, the actions taken in response to our involvement, and our continuing efforts and plans to significantly increase value at the Company.

**There is much more work to be done that can produce even more value for shareholders.**

**Unfortunately, the current Board has refused to work constructively with Starboard to reconstitute the Board in a manner consistent with the best interests of the Company's shareholders.**

Source: ODP SEC filings, Capital IQ, Bloomberg.
Note: Stock price data as of July 19, 2013.

STARBOARD VALUE®

# Starboard's Involvement Has Yielded Positive Results for Shareholders

- We do not believe that Office Depot's recent actions to enhance value for shareholders is a coincidence.

- For years, Office Depot failed to create value for shareholders and only since our involvement has the Board begun to take reactionary actions to improve value for shareholders.

- **<u>For the five years prior to Starboard's 13D, Office Depot's stock declined by 87%, compared to the 75% increase since our 13D filing.</u>**



Source: Stock price data is dividend adjusted and sourced from Capital IQ.  Information is sourced
from ODP SEC filings, press releases, conference call transcripts and sell side analyst reports.
Note: Stock price data as of July 19, 2013.

# Real Change Is Necessary Now

# Dramatic Stock Price Underperformance

**Prior to Starboard filing a Schedule 13D on September 17, 2012, Office Depot's stock price had materially underperformed both the broader equity markets, its Peer Group, and its direct office supply superstore ("OSS") competitors – Staples and OfficeMax – over almost any measurement period.**

## Summary Returns

|  | As of September 14, 2012 | | | As of July 19, 2013 | | |
|  | Prior to Starboard's involvement [1] | | | | | |
|  | 1 Year | 3 Year | 5 Year | 1 Year | 3 Year | 5 Year |
|---|---|---|---|---|---|---|
| **Office Depot** | **0.0%** | **-59.9%** | **-87.1%** | **118.7%** | **4.8%** | **-32.1%** |
| Proxy Peer Group [2] | 33.4% | 68.2% | 48.8% | 27.9% | 101.4% | 134.8% |
| S&P 500 Index | 26.1% | 48.7% | 10.3% | 33.0% | 75.3% | 76.5% |
| Staples | -13.9% | -43.3% | -40.5% | 33.7% | -8.5% | -17.6% |
| Office Max | 40.6% | -33.8% | -73.3% | 182.1% | 3.6% | 0.6% |
| Performance vs. Peer Group | -33.4% | -128.1% | -135.9% | 90.8% | -96.5% | -166.9% |
| Performance vs. S&P 500 Index | -26.1% | -108.6% | -97.4% | 85.7% | -70.4% | -108.6% |

## Five-Year Stock Price Chart



## Three-Year Stock Price Chart



## One-Year Stock Price Chart



(1) Total returns for all periods include dividends, and performance is measured as of September 14, 2012, one trading day prior to 13D filing.
(2) Peer Group sourced from ODP 2013 Proxy: AZO, BBBY, BBY, FL, GME, GPS, GPC, JCP, KSS, LTD, M, OMX, PETM, RAD, RSH, SPLS, SBUX, and TJX.

# Weak Historical Financial Performance

**Despite a massive revenue decline of $4.8 billion from 2007 to 2012, total G&A expense has actually increased, causing G&A expense as a percentage of revenue to increase from 4.2% to 6.3% and Adjusted EBITDA margins to decline from 5.3% to 3.1% over the same time period.**

| Total Company Revenue | *($ in millions)* |
|---|---|



| Total Company G&A Expenses [1] | *($ in millions)* |
|---|---|



| Total G&A Expense as % of Revenue |
|---|



| Adjusted EBITDA [1] | *($ in millions)* |
|---|---|



(1) Non-GAAP figures which exclude charges of $40M and $127M for 2007 and 2012, respectively, and Depreciation & Amortization of $281M and $203M for 2007 and 2012, respectively

STARBOARD VALUE®

# Weak Historical Financial Performance

**Since 2007, Office Depot's retail comp sales and sales per square foot have declined dramatically.**

North American Retail Comp Sales % Change

North American Retail Sales $ per Sq. Ft. [1]     *($ in millions)*





(1) 2007 Sales Per Sq Ft is adjusted for inflation to 2012 Dollars (source: http://www.bls.gov/data/inflation_calculator.htm)
(2) Source: Company 10-K SEC Filings

STARBOARD VALUE sm

# Substantial Market Share Losses

**Office Depot continues to lose significant market share to Staples.**



**Historical North American Retail Market Share [1]**

- SPLS: Gained 6% Market Share
- ODP: Lost 4% Market Share
- Market Share Gap
- OMX: Lost 3% Market Share

Market Share: 40%, 30%, 20%, 10%, 0%

Years: 2007, 2008, 2009, 2010, 2011, 2012

Legend: Office Depot — Staples — Office Max

**Short-and intermediate-term headwinds remain strong and will require transformational leadership and innovative solutions.**

(1) IBISWorld Report

STARBOARD VALUE®

# Office Depot's Margins Have Significantly Underperformed Compared to Peers

**Despite substantial revenue and an attractive asset base, Office Depot has struggled to run its business effectively, resulting in the lowest margins of all of its peers.**

## 2012 Peer Group Financials
*($ in millions)*

|  | Staples | Office Depot | Office Max |
|---|---|---|---|
| Revenue | $24,381 | $10,696 | $6,920 |
| *Sales / sq. ft.* | *$240* | *$175* | *$157* |
| Adj. Operating Profit [1] | $1,548 | $93 | $139 |
| Operating Margin | 6.3% | 0.9% | 2.0% |

## 2012 Adj. Operating Margins [1]



| | SPLS | ODP | OMX |
|---|---|---|---|
| Revenue | $24,381 | $10,696 | $6,920 |
| *Revenue / sq. ft.* | *$240* | *$175* | *$157* |

**Despite generating higher sales per square foot than OfficeMax, Office Depot's operating margins are less than half of OfficeMax.**

(1) One time charges for SPLS, ODP, and OMX are $1,038M, $127M, and $115M, respectively

STARBOARD VALUE®

# Unfortunately, Office Depot's Recent Results Continue to be Alarming

**Recent revenue, same store sales, and operating margins continue to be the worst among OSS peers.**

**Avg. 4Q12/1Q13 Revenue % Change**



0%
-2%
-4%
-6%
-8%
-10%
-0.1%
-8.6%
-6.5%
Staples
Office Depot
Office Max


**Avg. 4Q12/1Q13 SG&A as % Revenue**



30%
25%
20%
15%
10%
5%
0%
20%
23%
24%
Staples
Office Depot
Office Max


**Avg. 4Q12/1Q13 Comp Store Sales % Change**



0%
-1%
-2%
-3%
-4%
-5%
-6%
-2%
-5%
-4%
Staples
Office Depot
Office Max


**Avg. 4Q12/1Q13 Adjusted Operating Profit as % Revenue**



8%
6%
4%
2%
0%
6.0%
1.1%
1.5%
Staples
Office Depot
Office Max


Note: Adjusted Operating Profit excludes minority interest in Office Depot de Mexico.

STARBOARD VALUE®

# Management and Board Lack Essential Retail Experience and Have Not Been Held Accountable for Office Depot's Poor Performance

| Management | Board |
|---|---|
| • CEO's operating experience outside of Office Depot consists of the National Football League (NFL) and investment banking (no relevant retail operating experience outside of Office Depot).<br><br>• Despite this lack of real retail operating experience, the CEO has also been serving as the head of the North American Retail Division for the last 7 months since the former head of the division departed. | • Only 2 out of the Company's 10 current directors have meaningful, relevant operating experience at a retailer outside of Office Depot. [1]<br><br>• The average tenure on the Board is almost 8 years, with the non-BC Partners' designees having an average tenure of almost 10 years. |

(1)   Based on current and prior experience disclosed by the Company in its proxy materials for the 2013 annual meeting of stockholders.

STARBOARD VALUE®

18

# Only Two of Office Depot's Ten Current Board Members Have Any Substantial Retail Operating Experience

- Apart from Nigel Travis and Kathleen Mason, the rest of the Board lacks substantial retail operating experience [1]

| Name | Relevant Experience[1] | Prior Operating Experience [1] |
|---|---|---|
| Thomas Colligan | ✗ | Formerly Vice Dean of the Wharton School's Aresty Institute of Executive Education from 2007 to 2010; Managing Director at Duke Corporation Education, affiliated with Duke University's Fuqua School of Business from 2004 to 2007; Vice Chairman of PricewaterhouseCoopers LLP from 2001 to 2004; currently a director of CNH Global and Targus Group; previously a director of Schering-Plough, Anesiva, and Education Management Corporation |
| Marsha Evans | ✗ | Acting Commissioner of the LPGA Golf association from 2009 to 2010; President and CEO of American Red Cross from 2002 to 2005; currently a director of Weight Watchers International and the Estate of Lehman Brothers Holdings; former director of Huntsman Corporation |
| Eugene Fife | ✗ | Currently a senior advisor to BC Partners; also founder and Managing Principal of Vawter Capital, an investment arm since 1999; formerly interim CEO and President of Eclipsys in 2005; formerly a Partner at Goldman Sachs; formerly a director of Caterpillar, Inc. |
| Scott Hedrick | ✗ | Founder and general partner of InterWest Partners, a venture capital fund since 1979; currently serves as a director of Hot Topic and a cluster of mutual funds managed by Capital Research and Management Company; formerly on the board of The Office Club which was acquired by Office Depot in 1991 |
| Neil Austrian (CEO) | ✗ | Currently CEO of Office Depot; formerly President and COO of the NFL from 1991 to 1999; Managing Director at Dillon Reed & Co from 1987 to 1991; CFO of Doyle Berbach Advertising from 1974 to 1978; currently serves on the Board of DirecTV Group and formerly on the Board of Viking Office Products |
| Justin Bateman (BC Partners) | ✗ | Senior Partner with BC Partners where he joined in 2000; currently a director of Intelsat S.A.; previously a director of General Healthcare Group, Baxi Holdings, and Regency Entertainment |
| Brenda Gaines | ✗ | Former President and CEO of the Diners Club from 2002 to 2004; currently serves as a director for AGL Resources, Fannie Mae and Tenet Healthcare Corporation; previously a director of CNA Financial Corp., and NICOR, Inc. |
| Raymond Svider (BC Partners) | ✗ | Co-Chairman of BC Partners since 2008 and Managing Partner since 2003; currently on the board of Intelsat S.A., ATI Enterprises, and MultiPlan |
| Kathleen Mason | ✓ | CEO of Tuesday Morning Corporation since 2000; President of Filene's Basement during 1999; and President of HomeGoods from 1997 to 1999; currently a director of Genesco; previously a director of The Men's Warehouse and Hot Topic |
| Nigel Travis | ✓ | Currently the CEO of Dunkin' Brands Group since January 2009; formerly President and CEO of Papa Johns International from 2005 to 2008 and COO from 2001 to 2005 |

(1) Current and prior experience found in Office Depot 2013 Proxy. "Relevant Experience" consists of substantial, relevant operational experience at a retailer outside of Office Depot according to the Company's 2013 proxy, and is based solely on the biographical information found in the Company's 2013 proxy.

STARBOARD VALUE® 19

# Office Depot's Replacement of One Director Was Reactionary and Falls Far Short of the Meaningful Improvement the Board Needs

- On July 5, 2013, Office Depot announced that Michael Massey will be nominated for election to the Board to replace Brenda Gaines.

- While adding a new independent director with retail experience is a step in the right direction, we believe Mr. Massey's nomination was reactionary to our involvement and we question whether the Board would have taken such action were it not for our pending proxy contest.

- Further, it is important to note that:

  - The majority of Mr. Massey's recent retail experience was as General Counsel.

  - Mr. Massey's experience serving for 1 ½ years as the CEO of Payless was not in the context of day-to-day operations, but during the process of selling the company. As disclosed in Payless' proxy materials, in April 2011, Payless retained investment bank Perella Weinberg to assist with the sale of the company. Mr. Massey served as interim CEO beginning in June 2011, two months after Perella Weinberg was retained, until a transaction closed in October 2012, at which time he departed the company.

- While we welcome the appointment of Mr. Massey, we believe the Board of Office Depot is in serious need of significant and well-thought out change that includes the addition of directors with substantial retail, operating, and turnaround experience, which is critical to put Office Depot on the right path for future success.

Source: Payless and ODP SEC filings.

# Office Depot Is at a Critical Juncture and Change Is Necessary Now to Improve Performance at the Company

- In summary, under the watch of the current Board, Office Depot's financial performance has continued to deteriorate and substantial value has been destroyed:

  - Prior to our involvement, the Company's share price had declined by 87% over the last 5 years and $4.4 billion of enterprise value had been destroyed

  - From 2007 to 2012, revenue declined by almost $5 billion, or 30%, while G&A expenses actually rose, causing operating margins to plummet

  - Retail comp sales are declining by 4%-5% per year and sales per square foot have eroded, causing massive market share losses

  - With only 0.9% operating margins in 2012, Office Depot continues to be the worst performing OSS company and one of the worst performing retailers

- The current Board lacks the necessary retail and operating experience to turn around Office Depot and address the serious issues it faces. Instead, we believe the Board has demonstrated that it is not interested or capable of overseeing Office Depot for the benefit of its shareholders.

**New Board members with substantial retail, operating, and turnaround experience are desperately needed to transform Office Depot and set it on the right path for future success regardless of whether the OfficeMax Merger is consummated.**

Source: Capital IQ, Bloomberg, ODP SEC filings.

STARBOARD VALUE®

**The Current Board Has Sought to Entrench Itself and Has Overseen Troubling Corporate Governance Practices**

# The Current Board has Sought to Entrench Itself by Instituting a Poison Pill with a 15% Ownership Threshold

- On October 24, 2012, only days after Starboard had amended its 13D filing disclosing a 14.8% ownership position in Office Depot, the Company unilaterally instituted a Poison Pill with a 15% ownership threshold without shareholder approval.

- At the time, the Board effectively controlled 22% of the Company's voting power in an election contest through the preferred stake of BC Partners.

- The Board claimed that it was instituting the Poison Pill to protect the Company against "hostile acquirors."

- However, we believe this action was an exceedingly transparent attempt to cap Starboard's ownership at its current position and limit the voting ability of shareholders, especially given that the previous Poison Pill which had expired in 2006 had an ownership limit of 20%, not the new 15% threshold.

- Furthermore, the way the Poison Pill is structured to operate in combination with the voting arrangement with BC Partners is even more troubling. In addition to capping shareholders' economic interest to15%, the Board also:

  - Continued to allow the Company to pay BC Partners dividends in-kind, thereby increasing the ownership and voting power of BC Partners, which the Board effectively controls.

  - Allowed for an exemption for BC Partners to acquire an additional 2% of the outstanding common stock on top of the in-kind dividend payments.

- The cumulative effect of the Poison Pill would have allowed BC Partners to increase its ownership to over 25% by the time of the Annual Meeting, if it were held prior to the redemption of half of BC Partners' preferred stake, which would have diluted a 15% common stock owner to only 11.5% voting power in an election contest.

**We are concerned that the Board's actions were not only self-serving but also directly adverse to the best interests of shareholders and their ability to elect directors.**

Source: ODP SEC filings.

STARBOARD VALUE®

# The Current Board has Sought to Entrench Itself by Instituting a Poison Pill with a 15% Ownership Threshold

- As shown in the table below, at the time Office Depot instituted the Poison Pill, the Board was in position to increase its effective voting authority to above 30% within three years, while all other common shareholders would be diluted to a maximum voting authority of only 10.8%.

**As-Converted Common Stock Voting Rights**

| | Voting Authority of ODP Board Based on BC Partners' As-Converted Ownership Through its 10% Perpetual Preferred Stock [a] | Voting Authority of ODP Board Based on BC Partners' As-Converted Ownership Through its 10% Perpetual Preferred Stock Including an Additional 2% Common Stock Ownership also Directed by ODP Board [a,b] | Voting Authority of a 15% Common Stockholder on an As-Converted Basis [c] | Notes |
|---|---|---|---|---|
| 1Q09 | 20.3% | | | |
| **3Q12** | **22.2%** | **24.2%** | **11.7%** | Current voting authority |
| 4Q12e | 22.6% | 24.6% | 11.6% | |
| **1Q13e** | **23.1%** | **25.1%** | **11.5%** | Projected voting authority by 2013 annual meeting |
| 2Q13e | 23.5% | 25.5% | 11.5% | |
| 3Q13e | 23.9% | 25.9% | 11.4% | |
| 4Q13e | 24.4% | 26.4% | 11.3% | |
| 1Q14e | 24.9% | 26.9% | 11.3% | |
| 2Q14e | 25.3% | 27.3% | 11.2% | |
| 3Q14e | 25.8% | 27.8% | 11.1% | |
| 4Q14e | 26.3% | 28.3% | 11.1% | |
| 1Q15e | 26.7% | 28.7% | 11.0% | |
| 2Q15e | 27.2% | 29.2% | 10.9% | |
| 3Q15e | 27.7% | 29.7% | 10.8% | |
| **4Q15e** | **28.2%** | **30.2%** | **10.8%** | Potential voting authority at the end of 2015 |

(a) Projections assume Office Depot continues to pay in-kind dividends to BC Partners on its 10% perpetual preferred stock
(b) Projections assume BC Partners acquires an additional 2% of common stock, in compliance with the exemption included in the Rights Plan
(c) Reflects dilution to common stockholders based on BC Partners' preferred stock voting rights on an as-converted basis

**The effect of the Poison Pill was to severely limit shareholder influence over Board composition and entrench the Board by increasing its effective voting control.**

Source: ODP SEC filings.

STARBOARD VALUE®

# The Current Board Sought to Disenfranchise Shareholders by Manipulating the Timing of the Annual Meeting

- The current Board played games in delaying the date of the 2013 Annual Meeting.

- For at least the last six years, Office Depot has consistently held its Annual Meeting in the latter half of April, including the 2012 Annual Meeting which was held on April 26, 2012.

- Yet rather than hold the 2013 Annual Meeting in April, as has been the historical practice, the Board decided to delay the 2013 Annual Meeting after we nominated directors for election to the Board. It was not until after we had launched a consent solicitation to remove and replace directors and commenced a proceeding in the Delaware Chancery Court that Office Depot finally announced its 2013 Annual Meeting date.

- Notably, the Company's merger partner, OfficeMax, held its 2013 annual meeting in the normal course on April 29, 2013.

- We believe it is entirely disingenuous for the Company to make any claims in this election contest that now is not the right time to elect new Board members when it was the Board that manipulated the timing of the 2013 Annual Meeting in the first place.

**The Board has effectively disenfranchised shareholders while entrenching itself for an additional four-month period and should be held accountable.**

# The Current Board Has a Long History of Self-Interested Behavior and Disregard for Shareholders' Interests

Self-Interested Arrangement with BC Partners :

- In 2009, Office Depot negotiated an arrangement with BC Partners which contemplated that BC Partners would invest $350 million in Office Depot, in return for a 10% perpetual preferred dividend. It appears Office Depot took the unusual step of accepting the investment only on the condition that it would be able to vote BC Partners' shares in any election contest.

- This allowed Office Depot's Board to increase its voting power in any election contest to approximately 20% at the time.

- Further, Office Depot would be allowed to pay BC Partners dividends in kind, rather than in cash, thereby continuously increasing BC Partners' ownership while simultaneously increasing the voting power of the Board in an election contest.

- We believe this arrangement was in reaction to the proxy contest between Office Depot and a small shareholder in 2008 and was designed to entrench the Board against the will of shareholders.

Disregard of Shareholder Withhold Vote:

- At the 2008 Annual Meeting, five of Office Depot's directors received a withhold vote of at least 34%

- In its 2009 report, Glass Lewis stated that it *"believes these high against / withhold votes are likely related to the directors service on the Company's compensation committee…during which time the Company received an "F" grade in our pay-for-performance analysis."*

- Glass Lewis notes that, ***"We believe directors sit on a board to represent the interests of shareholders.  In our view, the corporate governance and nominating committee should heed the voice of shareholders and act to remove directors not supported by shareholders** or correct the issues that raised shareholder concern.  We do not believe that has been done here as evidenced by the Company's second consecutive F in our pay for performance analysis."*

- However, despite this significant withhold vote, the Board of Office Depot chose not to make any substantial changes to either its Board composition or its compensation practices.

STARBOARD VALUE®

# We Have Serious Questions About the 2010 CEO Search Process

- On October 25, 2010, Office Depot announced that its then-CEO, Steve Odland, would be stepping down and that Neil Austrian would assume the role of interim CEO and Chairman.

- A CEO search committee was formed consisting of four directors and including:

    - <u>Marsha Evans</u> (chair of search committee), a director for 4 years, who was appointed to the Board while Mr. Austrian was Chair of the Nominating and Governance Committee.

    - <u>Neil Austrian</u> – Interim CEO, even though he was clearly conflicted given his role as interim CEO and the fact that he was being considered as the potential permanent CEO.

    - <u>Myra Hart</u> – A director since 2004.

    - <u>James Rubin</u> – a member of BC Partners who had served as a director since June 2009.

- At the time of Mr. Odland's departure, over the last five years, Office Depot's stock price had declined by 83%, revenue had declined by 18% and operating profit had declined by over 85%. Given these results, Office Depot was clearly in need of an experienced retailer to transform the business.

*How did the Board allow Mr. Austrian to be one of four members on the CEO search committee to oversee the search process when he, himself, was being considered as part of the process?*

Source: ODP SEC filings.

STARBOARD VALUE®

# We Have Serious Questions About the 2010 CEO Search Process

- **Neil Austrian claimed that the Company was looking for the following in a new CEO:**

  - *"We want a <u>**Hall of Fame guy**</u>. I think the specs are pretty obvious…you <u>**want someone who's an absolute proven leader**</u>, somebody who's run a major business, somebody who in the past has not only demonstrated their ability to control thoughts and innovate, but <u>**someone that can build revenue**</u>. You'd like to find <u>**somebody that has both retail, and what I'll call, BSD experience**</u>. And our expectations <u>**are…we're going to find a superior CEO to come in and take the company to the next level**</u>."*

- Despite the clear desire and need for a "Hall of Fame guy" with "retail" and "BSD" experience that will "take the company to the next level", Office Depot instead hired Mr. Austrian as permanent CEO after just six months.

- Unlike what Office Depot claimed it was looking for in a CEO, Mr. Austrian's primary experience consisted of his role as the COO of the National Football League and investment banking.

- "We find the hire to be very surprising and we believe the market will as well. In recent meetings with Mr. Austrian, we came away believing he was not interested and not a candidate for the full time position." - Deutsche Bank report, May 23, 2011

*Mr. Austrian knew the Company needed a superior executive with strong retail and BSD experience, yet the search committee on which he sat chose him to be CEO after only 6 months.*

Source: ODP SEC filings and earnings call transcripts.

# We Have Serious Questions About the 2010 CEO Search Process

- Further, through our public involvement in Office Depot over the last year, a number of highly qualified former CEO's and high level executives with substantial retail experience have reached out to us stating that at the time of the search process, they had reached out to the search firm conducting the process.

- Yet each of these individuals either did not receive a call back from the search firm, or never got past conversations with the search firm to speak with the CEO search committee.

- We also note that Scott Hedrick became lead independent director in February 2011 to replace Mr. Austrian as lead independent director. Mr. Austrian was subsequently appointed permanent CEO in May 2011.

- Office Depot noted that Mr. Hedrick became lead independent director in response to the fact that the Company did not have a truly independent lead director (given that Mr. Austrian was serving as lead independent director and had assumed the interim CEO position).

- We agree that an independent lead director was needed, yet, we note that Mr. Austrian assumed the interim CEO role in October 2010. Therefore, a full four months had passed during the CEO search process before Mr. Hedrick assumed the role of lead independent director.

- We can only conclude two things from this fact pattern. Either:

  1) By February 2011, only four months into the CEO search process, the CEO search committee, which included Mr. Austrian as one of the members, and Ms. Evans as chair (who had been added to the Board while Mr. Austrian was head of the nominating committee), had already determined that Mr. Austrian would become the permanent CEO such that Mr. Hedrick could therefore assume the role of lead independent director (which would also provide reason why a number of highly qualified potential CEO's were seemingly not included in the process).

  2) The Board's governance is seriously lacking in that it was willing to wait a full four months without having an independent lead director.

- Either way, we believe that shareholders should have serious questions about how the CEO search process was conducted and whether the Board is providing truly independent oversight.

STARBOARD VALUE®

# Leading Proxy Advisory Firms Have Raised Serious Concerns Regarding ODP's Compensation Practices and Board Structure

- Glass Lewis recommended that shareholders vote **_AGAINST_** four of ODP's nominees last year, including two of the ODP nominees we oppose -- Marsha Evans who has served as Chair of ODP's compensation committee since 2009 and Scott Hedrick who has served as a compensation committee member since 1994 and served as its Chair from 1996 through 2004.

- Compensation practices:
  - ISS states, "while the Company's Total Shareholder Return performance continues to significantly trail its GICS group, **CEO pay is above the ISS selected peer median.**"
  - Glass Lewis notes with respect to Office Depot's compensation of its top officers :"**Overall, the Company PAID MORE than its peers, BUT PERFORMED WORSE than its peers**."
  - Glass Lewis also concluded that ODP was *"deficient in linking pay with performance"* and that *"**shareholders should be deeply concerned** with the compensation committee's sustained failure in this area."*
  - Glass Lewis has assigned ODP an **"F"** score for pay-for-performance in each of 2011 and 2010 and a score of **"D"** in 2009.

- Board Structure:
  - Glass Lewis has noted **serious concerns** regarding Evans, stating "…we **question** her continued **service on ANY public Board**" (emphasis added)
  - ISS has stated a *"**HIGH CONCERN**"* regarding ODP's Board structure and has scored the Company a 0.1 on a scale of 0-100. (emphasis added)

- Despite significant concerns by ISS, Glass Lewis and some of ODP's largest shareholders, the Board has continuously failed to address the deficiencies in compensation and corporate governance practices and, in fact, created an additional concern by implementing a poison pill.

Source: Glass Lewis and ISS Proxy Papers

STARBOARD VALUE®

# Leading Proxy Governance Firms Have Raised Serious Concerns with Regard to ODP's Compensation Practices

- Marsha Evans has served as Chair of ODP's compensation committee since 2009 and Hedrick has served as a member since at least 1994, serving as Chair from 1996 through 2004.
  - Over the last three years, Glass Lewis has given the compensation committee a score of **"F"** in 2011 and 2010 and a score of **"D"** in 2009.
  - Glass Lewis states, "***The Company paid***: ***MORE*** *compensation to its top officers than the median compensation for 28 similarly sized companies with a median enterprise value of $1 billion;* ***MORE*** *than a sector group of 23 large consumer discretionary companies with a median enterprise value of $1.2 billion; and* ***MORE*** *than a sub-industry group of 9 specialty stores companies. The CEO was paid above the median CEO in these peer groups.* ***Overall, the Company PAID MORE than its peers, BUT PERFORMED WORSE than its peers***." (emphasis added)
  - Glass Lewis also states that ODP was "*deficient in linking pay with performance*" and that "***shareholders should be deeply concerned*** *with the compensation committee's sustained failure in this area.*" (emphasis added)

**Glass Lewis FY 2011 Compensation Grade**


FY 2011 Compensation Committee Grade
A
B
C
D
F

**Glass Lewis Historical Compensation Grades**

Historical Compensation Score

| Fiscal Year | 2009 | 2010 | 2011 |
|---|---|---|---|
| Grade | D | F | F |

Source: Glass Lewis Proxy Papers

STARBOARD VALUE®

# Leading Proxy Governance Firms Have Raised Serious Concerns with Regard to ODP's Compensation Practices

In last year's proxy paper, Glass Lewis noted the following concerns regarding ODP's compensation practices, many of which they have been highlighting for years:

- *No Performance Based Long-Term Incentive Awards:*

  - "We believe shareholders benefit when equity of long-term incentive awards vest on the basis of metrics with pre-established goals and are thus demonstrably linked to the performance of the company…In this case, **shareholders should be concerned with the Company's failure to implement a performance-based long-term incentive plan** with objective metrics and goals." (emphasis added)

- *Incentive Limits:*

  - "Executives are eligible to receive unlimited compensation through the STI plan. We believe this **runs contrary to best practices and shareholder interests**, as management may receive excessive compensation that is not strictly tied to Company performance." (emphasis added)

- *Guaranteed Bonuses:*

  - "Except for nominal fixed payments such as base salaries, we believe the compensation of executives should be strictly based on the performance of a company. **In this case, we believe the Company has done a disservice to shareholders** by agreeing to grant substantial performance-insensitive bonuses." (emphasis added)

- *Peer Group Concerns:*

  - "A company's choice of a peer group can have a significant impact on the size and structure of compensation. **Shareholders need to be satisfied that the peer group is appropriate and not cherry-picked for the purpose of justifying or inflating pay.** In this case, **Glass Lewis has identified 16 peers with more than twice the Company's market capitalization, which represents approximately 84.21% of the peer group**, and 6 peers with more than twice the Company's revenue, which represents approximately 31.58% of the peer group." (emphasis added)

# Office Depot's Compensation Committee Continues to Ignore the Concerns Highlighted by Glass Lewis

**Glass Lewis Concern #1 – No Performance-Based Long-Term Incentive Awards**

Glass Lewis Concern:

- The Long Term Incentive compensation program consisted entirely of time based vesting with only a minimal amount subject to a performance target. Glass Lewis stated, *"to the best of our knowledge, the Company does not grant performance-vesting incentive awards"* which *"...[align] the long-term interests of management with those of shareholders."* (emphasis added)

Office Depot Reaction:

- Compensation committee makes mostly cosmetic changes to its 2012 compensation plan towards more performance-based awards, but continues to have the Long Term Incentive compensation vesting time-based.

Conclusion:

- Glass Lewis states that the new compensation structure is "***far from ideal***" and that it doesn't "*properly incentivize executives to focus on the long-term fiscal health of the Company*." Glass Lewis is "***unconvinced that the proposed changes to the 2012 LTI plan will adequately link pay and performance***" and that it "***leads us to question how committed the compensation committee truly is to linking equity pay to corporate performance***" (emphasis added)

**STARBOARD VALUE**®

# Office Depot's Compensation Committee Continues to Ignore the Concerns Highlighted by Glass Lewis

**Glass Lewis Concern #2 – Incentive Limits**

Glass Lewis Concern:

- The Compensation committee allows executives to receive unlimited compensation through the STI plan which Glass Lewis states in its proxy paper that it *"urges the Company to set and disclose individual caps on its short-term incentive plan so as to assure shareholders that executive pay will always be constrained by stated limits."* (emphasis added)

Office Depot Reaction:

- Compensation committee *IGNORES* Glass Lewis request and continuous objections to its STI plan.

Conclusion:

- Glass Lewis states that it believes Office Depot's STI plan "***runs contrary to best practices and shareholder interests, as management may receive excessive compensation that is not strictly tied to Company Performance.***" (emphasis added)

Source: Glass Lewis Proxy Papers, ODP SEC filings.

STARBOARD VALUE®

# Office Depot's Compensation Committee Continues to Ignore the Concerns Highlighted by Glass Lewis

**Glass Lewis Concern #3 – Guaranteed Bonuses**

<u>Glass Lewis Concern:</u>

- The Compensation committee has granted Mr. Newman and Ms. Garcia **large annual guaranteed bonuses, regardless of the performance of the Company**, that vest as long as either stay at the Company. Glass Lewis believes that *"except for nominal fixed payments such as base salaries, we believe the compensation of executives should be strictly based on the performance of the company."* (emphasis added)

<u>Office Depot Reaction:</u>

- Compensation committee ***IGNORES*** Glass Lewis and continues to allow Mr. Newman and Ms. Garcia to receive large annual guaranteed bonuses, regardless of the performance of the Company.

<u>Conclusion:</u>

- The Compensation committee paid Mr. Newman a retention payment of $1,937,500 over two years just by remaining actively employed by the Company and is paying Ms. Garcia up to $1,500,000 over three years as long as she remains actively employed with the Company over that time. Glass Lewis states that the Compensation committee has done a "***disservice to shareholders.***" (emphasis added)

Source: Glass Lewis Proxy Papers, ODP SEC filings.

STARBOARD VALUE®

# Office Depot's Compensation Committee Continues to Ignore the Concerns Highlighted by Glass Lewis

**Glass Lewis Concern #4 – Peer Group Concerns**

Glass Lewis Concern:

- A choice of a peer group can have a significant impact on the size and structure of compensation. Many times, the management at larger companies, are paid more than management at smaller companies. Therefore, as Glass Lewis states, "***Shareholders need to be satisfied that the peer group is appropriate and not cherry-picked for the purpose of justifying or inflating pay***." Glass Lewis notes that it believes a peer group should range from "*0.5 to 2 times the market capitalization of the Company*". **Glass Lewis notes that in Office Depot's case, approximately 84.21% of the peer group had more than twice the market capitalization of Office Depot.**

Office Depot Reaction:

- Compensation committee ***IGNORES*** Glass Lewis and continues to compare itself against significantly larger companies for the purpose of compensation.

Conclusion:

- Office Depot's latest compensation peer group consists of 18 companies. Of those 18 companies, 15 of them, or 83.3%, are more than 2 times the market cap of Office Depot. **In fact, the average market capitalization of Office Depot's peers used for the purpose of determining compensation is 11.5 times larger than Office Depot's market capitalization.**

Source: Glass Lewis Proxy Papers, ODP SEC filings. Market Capitalization analysis as of July 18, 2013.

STARBOARD VALUE®

# Glass Lewis Recommended Shareholders Vote AGAINST Compensation Committee Leadership Each of the Last 4 Years

**Glass Lewis' concerns regarding Office Depot's compensation practices is not a new problem**

- Glass Lewis has given Office Depot a grade of "F" for four out of the last five years with the only other grade being a "D"

- Further, Glass Lewis has recommended that shareholders vote AGAINST at least the chair of the compensation committee for the last 4 years

## Glass Lewis Recommendations:

### 2009

**AGAINST Compensation Committee: Ault (chair), Evans, Bernauer, Hedrick**

### 2010

**AGAINST Compensation Committee: Evans (chair)**

### 2011

**AGAINST Compensation Committee: Evans (chair)**

### 2012

**AGAINST Compensation Committee: Evans (chair), Hedrick and Svider**

**Glass Lewis -** *"members of [the compensation] committee should be held accountable for this lack of oversight"*

Source: Glass Lewis Proxy Papers

STARBOARD VALUE®

# Shareholders Have Also Demonstrated Their Concern with Compensation Practices and Board Structure at Office Depot

- At the 2011 Annual Meeting, the Company had on the ballot, for the first time, a non-binding resolution for shareholders to approve management compensation.

  - Approximately 33% of votes cast did not support the measure.

- As disclosed in the proxy, the Company engaged several of its largest shareholders and the responses focused on matters related to:

  1) The desire that long-term compensation be linked to long-term performance of the Company.

  2) The combined role of the Chairman and CEO.

  3) The membership on the compensation committee of Raymond Svider, a representative of BC Partners.

Source: Glass Lewis Proxy Papers, ODP SEC filings.

# Office Depot's Board Continues to Also Ignore the Concerns of Its Shareholders Regarding Compensation and Board Structure

**Shareholder Concern #1:**

**The desire that long-term compensation be linked to long-term performance of the Company**



**FAILED**

- While Office Depot made some cosmetic changes to its 2012 compensation plan, from mostly solely time-vesting awards to the addition of performance based awards, the reality is that the Company did not address shareholder concerns.

- In fact, as Glass Lewis states, *"Based on the information disclosed in the proxy statement, the performance-based RSU and performance-based cash will be subject to a simple performance hurdle (2012 corporate EBIT).  If the hurdles is achieved, these awards will be subject two further years of time-vesting.  We believe long-term incentives are best structured using performance metrics measured over at least three years.  <u>A period of one year does not measure performance in a sufficiently 'long term' manner</u>, nor does it property incentive executives to focus on the long-term fiscal health of the Company."*

**Glass Lewis Conclusion:**

*<u>"[the structure is]…far from ideal and leads us to question how committed the Compensation Committee truly is to linking equity pay to corporate performance."</u>*

Source: Glass Lewis Proxy Papers, ODP SEC filings.

**STARBOARD VALUE**®

# Office Depot's Board Continues to Also Ignore the Concerns of Its Shareholders Regarding Compensation and Board Structure

**Shareholder Concern #2:**
**The combined role of the Chairman and CEO**

 **FAILED**

- After the resignation of the former CEO, Steve Odland, and Mr. Austrian becoming interim CEO and Chairman, Office Depot stated the following in its 2011 proxy:

  - *"in the future, consistent with the Company's Corporate Governance Guidelines **it is the Board of Director's intention to separate the positions of Chair and CEO and that the position of Chair shall be held by an independent director on the Board of Directors**."*

- Yet the reality is that upon assuming the CEO role, Mr. Austrian has continued to serve as Chairman.

- Consolidating the role of CEO and Chairman goes directly against ISS' recommendation especially when less than 2/3 of the Board is considered independent.

- Yet, instead of satisfying shareholder concerns, Office Depot instead claims that a combined CEO and Chairman with an "independent" lead director serves the best interests of its shareholders.

- **The reality however, is that Office Depot's lead director, Scott Hedrick, has been on the Board for 22 years. Given that length of time, we seriously question his true independence.**

 **ISS Conclusion:**

 **ISS states Office Depot's Board structure is of "HIGH CONCERN"**

Continuing to allow Mr. Austrian to serve in the combined CEO and Chairman role, especially without a truly independent lead director, goes directly against the wishes of shareholders and ISS best practices

Source: ISS Proxy Papers, ODP SEC filings.

STARBOARD VALUE®

# Office Depot's Board Continues to Also Ignore the Concerns of Its Shareholders Regarding Compensation and Board Structure

<u>Shareholder Concern #3:</u>

**The membership on the compensation committee of Raymond Svider, a representative of BC Partners**

 **FAILED**

- Given BC Partners' preferred ownership interest in the Company, Mr. Svider is considered an "affiliate" of the Company.

- Further, BC Partners' preferred interest has substantially different economic interests than Office Depot common shareholders, and therefore, Mr. Svider's economic interests may be different from the interests of common shareholders.

- For this reason, as well as many other, ISS' general policy is that any "affiliate" of the Company should not be on its most important committees – namely, the Compensation, Nominating and Governance, and Audit Committees.

- Yet, despite the concern from both shareholders and ISS that Mr. Svider should not be on the compensation committee, as well as Office Depot's consistent grades of "F" from Glass Lewis on pay-for-performance while Mr. Svider has been a member of the committee, the Board has allowed him to continue to serve on the compensation committee for the last two years.

- **Office Depot has seemingly shrugged off this concern by stating that, "The company chose not to make changes regarding certain matters raised by shareholders…" and that having Mr. Svider on the Compensation committee is "good practice"**

### ISS and Glass Lewis Recommendation on Mr. Svider – <u>*AGAINST*</u>

<u>ISS Conclusion:</u>

*"The presence of non-independent directors on key committees may diminish a committee's ability to oversee management objectively. Audit, Compensation, and Nominating committees should all be fully independent to ensure effective monitoring of these critical functions."*

Source: Glass Lewis and ISS Proxy Papers, ODP SEC filings.

STARBOARD VALUE®

# We Have Serious Questions About the Lack of Ownership and Long Tenure of the Current Board

- The current Board has an **average tenure of 7 years.** [1]

- Despite having collectively received millions in Board fees, we note that the current Board members appear to have only personally purchased in aggregate **213,000 shares** in the open market over the last ten years, or just **0.07%** of the total outstanding shares.[1,2]

- **Our Nominees have collectively purchased 87,695 shares of Office Depot common stock since November 2012. In stark contrast, the four incumbent directors we are seeking to replace, who have collectively served on the Board for a combined 34 years and who have collectively reaped millions in Board fees, have only purchased 78,000 shares of Office Depot common stock in the open market in the last ten years. [2]**

| Name | Years on Board | Shares Purchased Outright During Tenure | % Total |
|---|---|---|---|
| Nigel Travis | 1 | 35,000 | 0.01% |
| Kathleen Mason | 7 | 0 | 0.00% |
| Neil Austrian (CEO) | 15 | 100,000 | 0.03% |
| Justin Bateman (BC Partners) | 4 | 0 | 0.00% |
| Thomas Colligan | 4 | 23,000 | 0.01% |
| Marsha Evans | 7 | 5,000 | 0.00% |
| Eugene Fife | 1 | 0 | 0.00% |
| Scott Hedrick | 22 | 50,000 | 0.02% |
| Raymond Svider (BC Partners) | 4 | 0 | 0.00% |
| **Total** | **7 year Average** | **213,000** | **0.07%** |

Source: ODP 2013 proxy, SEC Forms 3 and 4, Capital IQ, Bloomberg
(1) Excludes Brenda Gaines as she will not be standing for re-election post the 2013 annual meeting.
(2) Based on Starboard Value review of public filings. Based on public ownership filings dating back to February 2003.

STARBOARD VALUE®

# We Have Serious Questions Regarding the Track Records of Office Depot's Incumbent Board Members

**Marsha Evans:**

- As Chair of the Compensation committee for each of the last 3 years, Glass Lewis has recommended that shareholders vote *AGAINST* Ms. Evans' continued service on the Board of Office Depot and has questioned whether she should even serve on any other public company board.

- Ms. Evans has served on the Board for 7 years. Over that time:

  - Office Depot's stock price has declined by 88%

  - Revenue has declined by 30%

  - Margins have declined by approximately 400bps

- The overwhelming majority of Ms. Evans' operating experience consists of roles at non-profit companies:

  - From 2009 to 2010, Ms. Evans served as acting commissioner of the LPGA Golf Association

  - From 2002 to 2005, Ms. Evans served as the CEO of the American Red Cross

- Ms. Evans' prior board roles encompass instances of serious lapses in board oversight:

  - Lehman Brothers – Served on Lehman's board and as a member of its risk committee during 2007 and 2008, shortly before the company **DECLARED BANKRUPTCY**

  - Huntsman – underperformed S&P by 16% over the approximately 6 years in which Ms. Evans served on the board

  - Weight Watchers – underperformed S&P by 26% over the 10+ years in which Ms. Evans served on the board

  Glass Lewis – *"WE QUESTION HER CONTINUED SERVICE ON ANY PUBLIC COMPANY BOARD"*

Source: Glass Lewis Proxy Papers, Capital IQ, Bloomberg.
Note: Stock price data as of July 19, 2013.

STARBOARD VALUE®

# We Have Serious Questions Regarding the Track Records of Office Depot's Incumbent Board Members

**W. Scott Hedrick:**

- Mr. Hedrick has served on the Board for **22 years**, since 1991.

- Over his lengthy tenure on the Board, Office Depot deteriorated from one of the leading Office Supply Companies to the worst performing Office Supply Company.[1]

- In fact, since the late 90's, Office Depot has barely grown revenue and its EBITDA has been cut in half, compared to Staples which has tripled revenue and quadrupled EBITDA.

- Over the last 10 years alone, under Mr. Hedrick's watch, Office Depot's stock price has declined by 74%, revenue has declined by 13% and margins have declined by nearly 400bps.

- Mr. Hedrick lacks operational retail experience

    - Mr. Hedrick's primary responsibility since 1979 has been as the founder and general partner of InterWest Partners, a venture capital fund.

    - InterWest provides venture capital to early-stage Healthcare and Information Technology companies.

    - Mr. Hedrick's name no longer appears on InterWest's website and is not listed as a Partner, investment professional or as an advisory committee member.

- Mr. Hedrick's only other public board service in the last 8 years was on the board of a company in which an activist investor became involved:

    - Mr. Hedrick served on the board of Hot Topic, since 2002 prior to its acquisition by Sycamore Partners.

    - **Hot Topic's stock price had declined by 53% over 8 years**, prior to the activist investor's involvement .

### Glass Lewis recommended that shareholders vote *AGAINST* Mr. Hedrick at the 2012 annual meeting.

(1) Consists of the three large US office supply companies, Staples, Office Depot and OfficeMax. Performance based on adjusted operating margin.

Source: Glass Lewis Proxy Papers, Capital IQ, Bloomberg.
Note: Stock price data as of July 19, 2013.

STARBOARD VALUE®

# We Have Serious Questions Regarding the Track Records of Office Depot's Incumbent Board Members

**Tom Colligan:**

- Mr. Colligan serves as the chair of the audit committee of the Board. Glass Lewis recommended a vote ***AGAINST*** his continued service on the Board in 2011 when he was a member of the audit committee, citing **"restatements [which] may signal weak internal accounting expertise, poor internal controls and aggressive financial reporting practices at the Company."**

- Since Mr. Colligan joined the Board in January 2010, the Company's stock price has declined by **36%.**
  - Up until Starboard's involvement became public in September 2012, Office Depot's stock price had declined **63%.**

- Mr. Colligan has no relevant retail operating experience – his background mainly consists of academics and accounting:
  - From July 2007 to June 2010, Mr. Colligan served as Vice Dean of The Wharton School's Aresty Institute of Executive Education, where he was responsible for the non-degree executive education programs.
  - From 2004 to 2007, Mr. Colligan served as a Managing Director at Duke Corporate Education, an education services company, affiliated with Duke University's Fuqua School of Business.
  - From 1969 to 2004, Mr. Colligan worked at PricewaterhouseCoopers, where he was most recently Vice Chairman.

- Mr. Colligan lacks relevant retail board experience and most of his public board experience consists of service on the boards of underperforming companies :
  - From June 2006 to December 2008, Mr. Colligan served on the board of Anesiva, Inc., a biotech company, which eventually filed for Chapter 7 Bankruptcy in January 2010.
  - Since January 2011, Mr. Colligan served on the board of CNH Global NV, a farm machinery manufacturer.
    - During his tenure the company's stock price declined by **10%** and underperformed the S&P500 by **42%.**
  - Since September 2012, Mr. Colligan served on the board of ADT Corporation, a home security and alarm systems provider.
    - During his tenure the company's stock price outperformed the S&P500 by 3%, which can partially be attributed to another activist's involvement only 1 month after Mr. Colligan joined the board.

Source: Glass Lewis Proxy Papers, Capital IQ, Bloomberg.
Note: Stock price data as of July 19, 2013.

STARBOARD VALUE®

# We Have Serious Questions Regarding the Track Records of Office Depot's Incumbent Board Members

**Eugene Fife:**

- Eugene Fife joined the Board on July 24, 2012, pursuant to the terms of the Investor Rights Agreement between Office Depot and BC Partners which provides BC Partners with a contractual right to designate up to three directors on the Board.

- Given BC Partners preferred equity stake and contractual right to three Board seats, Mr. Fife in the past has been considered an "affiliate" of Office Depot and thereby has not qualified as an independent director.

- Mr. Fife continues to serve as a senior advisor to BC Partners according to BC Partners' website.[1]

- On July 11, 2013, Office Depot redeemed approximately half of BC Partners' preferred stock of the Company. Pursuant to the terms of the merger agreement between Office Depot and OfficeMax, Office Depot had agreed to redeem half of BC Partners stake upon obtaining shareholder approval in connection with the OfficeMax Merger. Office Depot shareholders approved the transactions contemplated by the OfficeMax Merger at a special meeting held on July 10, 2013 and accordingly 175,000 shares of preferred stock held by BC Partners were redeemed.

- Following the redemption, BC Partners' reduced stake entitled it contractually to 2 rather than 3 director designees.

- However, instead of identifying a truly independent director to replace Mr. Fife, the current Board decided to re-nominate Mr. Fife under the guise of him being "independent".

- In reality, Mr. Fife is not a truly independent director, and as a senior advisor to BC Partners, we believe he will still be heavily inclined to protect BC Partners' interests above the interests of the common shareholders.

- We also note that the majority of Mr. Fife's operational experience focuses on medical technology companies and financial institutions, and to our knowledge, Mr. Fife has no operational retail experience and has never served on the board of any other public retail company.

(1) Website data as of July 19, 2013.
Source: ODP SEC filings.

STARBOARD VALUE®

46

# The Directors We Are Seeking to Replace Lack Operational Retail Experience

All four directors we are seeking to replace lack the necessary operational experience to transform Office Depot.

| Name | Relevant Operating Experience[(1)] | Prior Operating Experience [(1)] |
|---|---|---|
| **Thomas Colligan** | ✗ | ▪ Formerly Vice Dean of the Wharton School's Aresty Institute of Executive Education from 2007 to 2010<br>▪ Managing Director at Duke Corporation Education, affiliated with Duke University's School of Business from 2004 to 2007<br>▪ Vice Chairman of PricewaterhouseCoopers LLP from 2001 to 2004 |
| **Marsha Evans** | ✗ | ▪ Acting Commissioner of the LPGA Golf association from 2009 to 2010<br>▪ President and CEO of American Red Cross from 2002 to 2005 |
| **Eugene Fife** | ✗ | ▪ Currently listed as a senior advisor to BC Partners and formerly one of BC Partners' three representatives on the Board<br>▪ Founder and Managing Principal of Vawter Capital, an investment arm since 1999<br>▪ Formerly interim CEO and President of Eclipsys in 2005, a healthcare information technology company<br>▪ Formerly a Partner at Goldman Sachs, an investment bank<br>▪ Not a truly independent director due to his affiliation with BC Partners as a senior advisor |
| **Scott Hedrick** | ✗ | ▪ Founder and general partner of InterWest Partners, a venture capital fund since 1979<br>▪ Mr. Hedrick's name no longer appears on InterWest's website and is not listed as a Partner, investment professional or as an advisory committee member<br>▪ Not a truly independent director since he has been on Board for 22 years |

(1) Current and prior experience found in Office Depot 2013 Proxy. "Relevant Operating Experience" consists of substantial, relevant operational experience at a retailer outside of Office Depot according to the Company's 2013 proxy, and is based solely on the biographical information found in the Company's 2013 proxy.

STARBOARD VALUE®

47

# Our Independent Nominees are More Qualified and Have a Better Plan to Oversee Office Depot for the Benefit of All Shareholders

# Office Depot Is at a Critical Juncture and an Improved Board Is Desperately Needed Now to Improve Performance at the Company

- Under the watch of the current Board, Office Depot's financial performance has deteriorated and significant value has been destroyed:

  - Prior to our involvement, the Company's share price had declined by 87% over the last 5 years and $4.4 billion of enterprise value had been destroyed.

  - From 2007 to 2012, revenue declined by almost $5 billion, or 30%, while G&A expenses actually rose, causing operating margins to plummet.

  - Retail comp sales are declining by 5% per year and sales per square foot have eroded, causing massive market share losses.

  - With only 0.9% operating margins, Office Depot continues to be the worst performing OSS company and one of the worst performing retailers.

- The Board lacks the necessary retail and operating experience to improve the Company and has demonstrated that it is not capable of overseeing Office Depot for the benefit of shareholders.

- Regardless of whether the OfficeMax Merger is consummated, Office Depot needs a truly committed and capable Board with substantial operating and retail experience who can help best position Office Depot to succeed on a stand-alone basis if the OfficeMax Merger is not consummated and be in a position to maximize the long-term synergies with OfficeMax if the OfficeMax Merger is consummated.

**New Board members with substantial retail, operating, and turnaround experience are desperately needed to transform Office Depot and put it on the right path for future success regardless of whether the OfficeMax Merger is consummated.**

Source: ODP SEC filings, Capital IQ, Bloomberg.

STARBOARD VALUE

# Starboard's Nominees Have Strong Relevant Experience

## Cynthia T. Jamison:

- Ms. Jamison is a seasoned, high energy Board member and CFO with over 25 years of experience, providing her with a variety of internal and external strategic perspectives in the retail, consumer products, food, and other industries. She possesses significant crisis CFO experience, using her operational and technical expertise to effect turnaround and growth success in high profile, critical situations. She also has served as a director on 5 boards, including audit committee chair experience at 3 public companies.

### CFO Experience:

COSI:

- Led turnaround and rebuilding efforts, including HQ relocation and complete rebuild of finance team, after failed IPO led by previous management
- Re-established credibility with regard to business viability with investor group and Board, leading to a successful, 4x oversubscribed re-IPO
- **COSI's stock price increased 83% during her tenure as CFO**

ISCO International:

- Joined ISCO in August 1999 when its cash position indicated less than one quarter of operating viability and completed an immediate cost containment plan, including 40% RIF
- Factored receivables, enabling operating cash flow through financing and completed private equity funding with syndicate
- **ISCO's stock price increased 474% during her tenure as CFO**

### Board Experience:

Tractor Supply Company:

- Ms. Jamison has served on the board of Tractor Supply Company since July 2002, serving as an Audit Committee member for year one adoption of Sarbanes-Oxley and subsequent re-statement for lease accounting
- Led Audit Committee internal investigation into LIFO unexpected charge in January 2009 necessitating quarterly restatements and Controller termination
- Ms. Jamison was elected as Lead Director and Governance Committee Chair in February 2010, overseeing a CEO succession in 2012
- **Since she was elected Lead Director, operating margins at the company have increased 330bps and TSC's stock price has increased 368%**

B&G Foods:

- Ms. Jamison has served on the board of B&G Foods since September 2004, during which time B&G was one of two companies to go public with an "EIS" security offering ("earned income security" – part debt, part equity)
- As Audit Committee Chair, Ms. Jamison has successfully led the company through the consequences of the Lehman Brothers bankruptcy, which was the lead bank in B&G's credit facility, and through employee embezzlement and arrest, involving outside parties and falsified invoices
- **Since she joined the Board of B&G Foods, operating margins have increased by 550bps and B&G's stock price has increased 155%**

# Starboard's Nominees Have Strong Relevant Experience

## Robert L. Nardelli:

- Mr. Nardelli is widely recognized as one of the best operating executives in the United States, having grown sales and profits of several businesses for nearly 30 years at General Electric Co., doubling the size of The Home Depot as CEO, then saving Chrysler and its iconic brands when the American auto industry began to collapse in 2008.

### General Electric

- In 1995, Mr. Nardelli became President and CEO of GE Power Systems and Senior Vice President and a member of the Corporate Executive Council of GE, after having been President and CEO of GE Transportation Systems since 1993.

- **Over the next five years, GE Power Systems' revenues doubled, while operating profit quadrupled.**

### The Home Depot

- In 2000 Mr. Nardelli was named Chairman, President and CEO of The Home Depot, which at the time was a $45 billion decentralized company with little ability to leverage its size.

- Mr. Nardelli moved quickly to create an information and supply-chain infrastructure that, along with other operational and growth enhancements, generated over 20% average annual earnings growth over the next six years. Restructured finance department to reduce costs and hired new general counsel.

- Under Mr. Nardelli's leadership, **Home Depot's revenues grew from $45 billion to $91 billion, while net earnings more than doubled from $2.5 billion to $5.7 billion.** The company also added more than 1,000 new stores and more than 135,000 jobs, soon becoming the world's second-largest retailer.

### Chrysler LLC

- In 2007, Cerberus Capital Management, a global private equity and distressed-investment firm, named Mr. Nardelli Chairman and CEO of Chrysler, having acquired the Big Three auto company from German owner DaimlerChrysler.

- By late 2007, Mr. Nardelli recognized the early signs of the looming global financial crisis and was the first Big Three CEO to predict significantly lower new car sales for 2008 and beyond.

- Mr. Nardelli and his team quickly reduced Chrysler's footprint in advance of the downturn, while simultaneously accelerating new-product development. At the same time, Mr. Nardelli and his team laid the groundwork for a partnership with Fiat.

- Industry analysts and Fiat itself would later say these bold moves saved Chrysler from extinction and allowed it to emerge from it's restructuring in record time with a new product line intact and a distribution network that would make it a truly global player in the automotive industry. The new products introduced by Mr. Nardelli and his team are the best selling brands at Chrysler today.

# Starboard's Nominees Have Strong Relevant Experience

## Jeffrey C. Smith

- Managing Member, Chief Executive Officer and Chief Investment Officer of Starboard Value, the largest shareholder of Office Depot. As Chief Investment Officer of Starboard Value, Mr. Smith has significant experience evaluating companies from a financial, operational, and strategic perspective to identify inefficiencies and the resulting opportunities for value creation.

- Mr. Smith's extensive experience in a variety of industries together with his management experience in a variety of roles enable him to provide Office Depot with valuable financial and executive insights and make him well qualified to sit on Office Depot's Board.

- Currently, Mr. Smith serves on the Board of Directors of Regis Corporation, an operator and franchiser of hair and retail product salons. Highlights include:

    - As a director of Regis, since October 2011, Mr. Smith has overseen the sale of non-core assets, a reduction in expenses and an improvement in corporate governance.

- Mr. Smith has extensive public board experience having also previously served as the Chairman of the Board of Phoenix Technologies Ltd., and having also served as a director of Actel Corporation, Kensey Nash Corp, S1 Corporation, Surmodics Inc and Zoran Corp.

    - As a director of Actel, Mr. Smith oversaw a significant reduction in R&D and SG&A expenses and helped to institute stringent financial discipline around new investments based on return on invested capital guidelines. This resulted in dramatic improvements in profitability from operating margins of -1.1% when Mr. Smith joined the board to analyst projections of approximately 20% prior to the sale of the company. On October 4, 2010, Actel announced the sale to Microsemi Corporation for $20.88 per share, an increase of 146% in a year and a half from when Mr. Smith joined the board.

    - As the Chairman of Phoenix Technologies, Mr. Smith oversaw the exit and sale of non-core money losing businesses and re-focused the Company on its core BIOS product. This resulted in an increase in operating margins from -36% to analyst expectations of approximately 20% when the company was sold to Marlin Equity Partners in November 2010, a 50% increase for stockholders in only one year.

    - As a director of Surmodics, Mr. Smith oversaw the sale of the Company's non-core and money losing pharmaceuticals business and helped to oversee a drastic reduction in operating expenses while successfully growing the core business. This resulted in operating margins improving from -4.6% when Mr. Smith joined the Board to over 30% and the stock rising by approximately 65% in the year and a half that Mr. Smith was on the Board.

- Mr. Smith served as a member of the Management Committee for Register.com, which provides internet domain name registration services.

- We believe that the Board will benefit greatly by having a representative of a significant shareholder serve on the Board.

STARBOARD VALUE℠

# Starboard's Nominees Have Strong Relevant Experience

## Joseph S. Vassalluzzo:

- Mr. Vassalluzzo has substantial operating experience in high-profile retail and real estate executive positions, providing him with the skill set, acumen and professional management to facilitate and enable an organization to perform in the present and profitably grow in the future. This unique combination of skills and experience make him an extremely valuable and viable asset and addition to any company's board.

### Staples:

- Mr. Vassalluzzo has held numerous very senior level executive positions, finally ascending to Vice Chairman with Staples, Inc.
- During his tenure from 1989 to 2005, Staples exhibited phenomenal growth from almost every perspective, including **annual sales increasing exponentially from $182 million in 1989 to $14.5 billion in 2005, with total shareholder returns during this period exceeding 2,500%, outperforming the S&P 500 by more than 2,000%.**
- Total store growth, which was one of his primary responsibilities, increased from approximately 30 in 1989 to over 1,500 stores in 2005, creating over 90,000 jobs as a result.

### Federal Realty Investment Trust:

- Chairman of the board and member of the Compensation and Nominating and Governance committees of Federal Realty Investment Trust, considered one of the most successful retail and shopping center REITs
- **Since Mr. Vassalluzzo became Chairman in 2006, operating margins have nearly doubled from 22% to 42% and total shareholder returns for FRT have totaled 101%**

### Lifetime Fitness:

- Lead Director and Chairman of the Compensation Committee of Lifetime Fitness, Inc., the largest publicly trade health club company in the U.S. and one of the largest in the world.
- Since Mr. Vassalluzzo joined the board in 2006, the number of facilities operated have increased from approximately 60 in 2006 to over 105 in 2012 while increasing cash flow from operations from $126 million in 2006 to $256 million in 2012
- **LTM's stock price has increased 67% since Mr. Vassalluzzo became Lead Director in 2008**

### Commerce Bancorp:

- Formerly a member of the board of Commerce Bancorp and Chairman of its Special and Real Estate Committees.
- Mr. Vassalluzzo joined Commerce in 2005 and continued in his roles until the bank was sold to Toronto-Dominion Bank in 2008.
- **During Mr. Vassalluzzo's tenure on the Board, total shareholder returns were 38%**

# Our Nominees Are More Qualified than the Incumbent Board to Maximize Value for Shareholders

| Name | Experience | Name | Experience |
|------|-----------|------|-----------|
| **Joe Vassalluzzo** | ▪ Former Vice Chairman of Staples, the largest Office Supply Company in the world<br>▪ Global responsibility for all real estate activities including but not limited to; the development and management of all retail stores; distribution; office and warehouse centers<br>▪ Negotiated the majority of Staples' M&A transactions | **Marsha Evans** | ▪ Majority of operating experience consists of roles at non-profit companies<br>▪ Former Commissioner of the LPGA Golf Association<br>▪ Former CEO of the American Red Cross<br>▪ Served on Board of Lehman Brothers as member of risk committee which declared bankruptcy during her tenure |
| **Robert Nardelli** | ▪ Former CEO of Chrysler, Home Depot, and GE Power Systems and Transportation Systems<br>▪ During his tenure as CEO, Home Depot's revenues and net earnings doubled<br>▪ Former Board member of Coca-Cola Company | **Scott Hedrick** | ▪ Primary responsibility since 1979 has been founder and general partner of InterWest Partners, a venture capital fund<br>▪ Served on Board of ODP for 22 years, and over the last 10 years, the Company's stock price has declined by 74% |
| **Cynthia Jamison** | ▪ Lead director of Tractor Supply Company and former Chair of Audit<br>▪ Former CFO and COO of a number of highly successful turnarounds including AquaSpy, eMac, a joint venture between McDonald's Corporation and KKR, and Cosi | **Tom Colligan** | ▪ Background is in academics and accounting<br>▪ Formerly Vice Dean of the Wharton School's Aresty Institute of Executive Education and Managing Director at Duke Corporate Education<br>▪ Former Partner at PricewaterhouseCoopers<br>▪ No other relevant retail board experience |
| **Jeffrey Smith** | ▪ Co-Founder and CEO of Starboard Value, the largest shareholder of Office Depot owning 14.6% of the Company<br>▪ Board member of a number of highly successful operational turnarounds that have created substantial value for shareholders | **Eugene Fife** | ▪ Currently a senior advisor to BC Partners and is therefore not a truly independent director<br>▪ Managing Partner at Vawter Capital, a venture capital firm<br>▪ Former Partner at Goldman Sachs<br>▪ No other retail Board experience |

**We believe the choice of nominees is clear. Starboard's nominees are more qualified and better suited to oversee Office Depot for the benefit of all shareholders.**

Source: ODP SEC filings, Capital IQ, Bloomberg.

STARBOARD VALUE℠

# Our Nominees Have a Better Plan to Create Value

- As stated earlier in the presentation, we have been working with one of the world's leading and most successful restructuring firms for the past nine months to develop a comprehensive plan to successfully transform Office Depot.

- We separately filed a 100+ page White Paper Presentation, entitled "Transforming Office Depot: A Plan for Renewal and Reinvigoration," with the SEC on August 2, 2013. This White Paper Presentation details our plan on how to dramatically improve the operating margins in Office Depot and transform the business.

- Our White Paper Presentation focuses on the following areas:

| | |
|---|---|
| - G&A | - SKU's |
| - Advertising | - SMB Mix |
| - Yield | - Real Estate |
| - Services | - Website |
| - Distribution | - Engagement Model |
| - Sourcing | - Category Extensions |

# Our Nominees Have a Better Plan to Create Value

**In total, we believe our plan for Office Depot will improve operating margins from 0.9% to 7.3%, while providing Office Depot with a plan to successfully transform the future of the Company.**

**Annual EBIT Run Rate After Full Implementation**



# Our Nominees Can Help Drive an Even Greater Upside in a Merger with OfficeMax

- Office Depot and OfficeMax have publicly stated they project synergies of $400 million to $600 million over three years, excluding any synergies related to store closures.
- However, we believe that the synergies from the combination of Office Depot and OfficeMax could be substantially higher given the opportunities in Cost of Goods Sold, Advertising, and Corporate G&A.
- We believe that synergies, excluding store closures, with a properly executed thoughtful plan could amount to between $500 million and $700 million within the first two years alone.
- Including synergies related to store closures as well as improved long-term execution, we believe the potential for margin improvement is significantly higher.

*($ in millions)*

| | ODP | OMX | ODP / OMX | Synergies | As % revenue | |
|---|---|---|---|---|---|---|
| Revenue | $10,696 | $6,920 | $17,616 | | | |
| COGS | 8,178 | 5,136 | 13,313 | $150-$200 | 0.8%-1.1% | Buying / Sourcing / SKU rationalization / Yield improvements<br>Analysts estimate that SPLS achieved 0.9% improvement in CXP merger |
| Gross Profit | 2,519 | 1,785 | 4,303 | | | |
| Gross Margin | 23.5% | 25.8% | 24.4% | 25.3%-25.6% | | |
| Advertising | 402 | 212 | 614 | 150-200 | 0.8%-1.1% | Eliminate excess and overlap spend, change mix to higher ROI spend<br>SPLS at only 2.2% advertising as a percentage of revenue |
| Advertising as % revenue | 3.8% | 3.1% | 3.5% | 2.4%-2.6% | | |
| Total G&A ex Advertising | 2,019 | 1,434 | 3,453 | 200-300 | 1.1%-1.7% | Starboard estimates that ODP N.A. Corporate overhead alone is close to $300 million (excluding International overhead and overhead for N.A. Divisions)<br>Analysts estimate that SPLS achieved 0.8% reduction on CXP where there is less overlap |
| North America Corporate Overhead (est) | 284 | NA | | | | |
| **Estimated Synergies excluding Store Closures** | | | | **$500-$700** | | |

- Over the longer term, after taking into account store closures and improved execution, we believe total synergies could amount to well over $700 million.

(1) Gross margins for Office Depot are adjusted to be more similar to OfficeMax's calculations and include shipping and handling expenses per the 2012 10-K and an estimate for other product related costs of $18 million, which equals the other product related costs from 2011 according to ODP's November 2012 investor presentation.

STARBOARD VALUE
57

# Appendix

- Director Nominees

  - Cynthia T. Jamison

  - Robert L. Nardelli

  - Jeffrey C. Smith

  - Joseph S. Vassalluzzo

# Cynthia T. Jamison

- Ms. Jamison currently serves on the board of directors of Tractor Supply Company, where she is currently lead director and has served as the chair of several committees since joining the board in 2002. Ms. Jamison has also served as a director of B&G Foods, Inc., since 2004. Previously, Ms. Jamison served on the boards of directors of Cellu Tissue Holdings, Inc. and Horizon Organic Holding Corp. before both companies were sold at high premiums to their market prices. As part of her role as a partner with Tatum LLC, an executive services firm, Ms. Jamison has been the Chief Financial Officer or Chief Operating Officer of several publicly and privately held companies, including AquaSpy, Inc., eMac, Inc, a joint venture between McDonald's Corporation and KKR & Co. L.P., and Cosi, Inc. Prior to joining Tatum, Ms. Jamison served as Chief Financial Officer of Chart House Enterprises and held various positions at Allied Domecq Retailing USA, Kraft General Foods, and Arthur Andersen LLP. Ms. Jamison's experience in handling financial and technical turnaround challenges together with her high level, strategic insight at the governance level, make her an excellent candidate for the Board.

# Robert L. Nardelli

- Mr. Nardelli is the founder and Chief Executive Officer of XLR- 8, LLC, Investment & Advisory Co., an investment and consulting company, he established in 2012. Commencing in 2007, Mr. Nardelli has served in several capacities at Cerberus Capital Management, L.P., a private investment firm, including as an Interim CEO of several of its portfolio companies and as the CEO of Cerberus Operations & Advisory Company, LLC, and is currently the Senior Advisor to Steve Feinberg, Cerberus' founder. In 2007, Cerberus named Mr. Nardelli to the role of Chairman and CEO of Chrysler LLC, the automaker, which he held until 2009, at which time he returned to Cerberus. While at Chrysler, Mr. Nardelli implemented several strategic moves that analysts say helped the firm emerge from restructuring. Mr. Nardelli was also the CEO and Chairman of The Home Depot, Inc., the home improvement retailer, from 2000 through 2006, where he also served as a director. During Mr. Nardelli's tenure, Home Depot's revenues and net earnings doubled, 1,000 new stores were opened and 135,000 new jobs were added. From 2002 until 2005, Mr. Nardelli served on the Board of Directors of The Coca- Cola Company. He also held several senior executive posts at General Electric Company during the period from 1971 to 2000, except from 1988 – 1992, when he took leave of GE to become Senior Vice President and General Manager of the Case Construction Equipment global company. While at GE, Mr. Nardelli was the Chief Executive Officer of two of its major companies, GE Power Systems and GE Transportation Systems. He earned an MBA from the University of Louisville in 1975 and a Bachelor of Science degree in business from Western Illinois University in 1971. His 40- plus years of global operating experience, financial expertise, consistent performance and an impressive track record serving on the boards of directors of public companies, will make him a valuable addition to the Board.

# Jeffrey C. Smith

- Mr. Smith is co- Founder, Chief Executive Officer and Chief Investment Officer of Starboard Value LP, a New York- based investment firm that is the largest stockholder of Office Depot. Mr. Smith has extensive public company board experience. Currently, he serves on the board of directors of Regis Corporation and Quantum Corporation. Previously, he was the Chairman of the Board of Phoenix Technologies Ltd. until its sale to Marlin Equity Partners, and served on the boards of directors of Zoran Corporation until its sale to CSR plc, Actel Corporation until its sale to Microsemi Corporation, S1 Corporation, Kensey Nash Corp. and SurModics Inc. Mr. Smith also served as a member of the Management Committee for Register.com. In addition to extensive public board experience, Mr. Smith has significant experience evaluating companies from a financial, operational, and strategic perspective to identify inefficiencies and the resulting opportunities for value creation. Mr. Smith's extensive public board experience and experience in a variety of industries together with his management experience in a variety of roles will enable him to provide invaluable oversight to the Company's Board.

# Joseph S. Vassalluzzo

- Mr. Vassalluzzo currently serves as a director on a number of public company boards, including Federal Realty Investment Trust, where he is Non- Executive Chairman of the Board, and Life Time Fitness, where he is Lead Director and Chairman of the Compensation Committee. Mr. Vassalluzzo also operates a retail consulting business and served as a director and Chairman of the Nominating Committee of iParty Corp until its sale to Party City Holdings Inc. in May 2013. Previously, among other roles, Mr. Vassalluzzo was employed by Staples, Inc., from 1989 until 2005, most recently as Vice Chairman, where he had world- wide responsibility for all of Staples' real estate activities, including, but not limited to: the development and management of all retail stores; distribution; office and warehouse centers; all engineering, construction and design activities; and facilities management. In addition, Mr. Vassalluzzo was responsible for the legal department's activities and negotiated the majority of Staples M&A transactions. Mr. Vassalluzzo's managerial and industry knowledge, as well as his extensive service on public company boards, make him an excellent candidate for the Board.

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